SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           TELEMUNDO GROUP, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                 87943M306
                                 87943M405
                   (CUSIP Number of Class of Securities)

                               Guillermo Bron
                         Bastion Capital Fund, L.P.
                          1999 Avenue of the Stars
                       Los Angeles, California  90067
                              (310) 277-7371
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                         Michael A. Woronoff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000

                               December 30, 1994
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                      (  )

     Check the following box if a fee is being paid with this
     Statement:                                      (X )



     CUSIP No. 87943M306
     CUSIP No. 87943M405             13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      1,257,684**
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :      1,257,684**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :      -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,257,684**

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11  (X )**
          EXCLUDES CERTAIN SHARES*

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.6%**
     (14) TYPE OF REPORTING PERSON*
          PN
     ____________________

          * SEE INSTRUCTIONS BEFORE FILLING OUT!
         ** SEE ITEMS 4 AND 5



     ITEM 1.   SECURITY AND ISSUER

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). The Common Stock of the Issuer consists of two series: Series A ("Series A Shares") and Series B ("Series B Shares"). The principal executive offices of the Issuer are located at 1740 Broadway, New York, New York 10019.

               The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

     ITEM 2.   IDENTITY AND BACKGROUND

               This statement is being filed by Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion"). Bastion's principal business is to make and hold investments. The sole general partner of Bastion is Bastion Partners, L.P., a Delaware limited partnership ("BP"). BP's principal business is to act as general partner of Bastion.

               The only general partners of BP are Bron Corp., a Delaware corporation ("BC"), and Villanueva Investments, Inc., a Delaware corporation ("VII"). The principal businesses of BC and VII are to act as general partners of BP.

               The sole stockholder of voting stock and the sole director of BC is Guillermo Bron. Mr. Bron is the President, Chief Executive Officer, Chief Financial Officer and Secretary of BC. BC has no other executive officers.

               Daniel D. Villanueva is the sole director of VII. Daniel D. Villanueva is the President, Chief Executive Officer, Chief Financial Officer and Secretary of VII and James J. Villanueva is the Vice President and Assistant Secretary of VII. VII has no other executive officers. The sole stockholder of VII is the Daniel Villanueva Living Trust (the "DVL Trust"), a trust created under the laws of the state of California. The co-trustees of the DVL Trust are Daniel D. Villanueva and Myrna E. Villanueva.

               Guillermo Bron and Daniel D. Villanueva are the managing directors of Bastion Capital Corp. James J. Villanueva is Vice President of Bastion Capital Corp. Bastion Capital Corp.'s principal business is to manage the affairs of Bastion pursuant to a management agreement. Myrna E. Villanueva is a homemaker.

               The business address of each of Bastion, BP, BC, VII, the DVL Trust, Guillermo Bron, Daniel D. Villanueva, Myrna E. Villanueva and James J. Villanueva is 1999 Avenue of the Stars, Los Angeles, California 90067.

               Neither Bastion nor any other person disclosed in response to this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               Each of Guillermo Bron, Daniel D. Villanueva, Myrna E. Villanueva and James J. Villanueva is a citizen of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds required by Bastion to purchase the 1,257,684 Shares beneficially owned by it is $13,818,153.

               Upon consummation on December 30, 1994 of the Second Amended Chapter 11 Plan of Reorganization of the Issuer under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, filed by the Issuer and administered as Case No. 93-B-42967
     (JLG) (the "Plan of Reorganization"), pursuant to a purchase agreement and a trust agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, Bastion became the beneficial owner of 179,497 Series A Shares and 882,687 Series B Shares. The purchase price for such Shares is $10.00 per Share (which purchase price is expected to be paid on or about January 10, 1995).

               Pursuant to a prior arrangement, at such time as the National Association of Securities Dealers, Inc. declared regular way trading in the Shares, Bastion became unconditionally obligated to purchase an aggregate of 195,500 Series A Shares at an average purchase price of approximately $16.35 per Share (which purchase price is expected to be paid on or about January 10, 1995).

               The funds to be used to purchase such Shares will be obtained from the working capital of Bastion.

     ITEM 4.   PURPOSE OF TRANSACTION.

               Bastion holds the Shares to which this Statement on
     Schedule 13D relates for purposes of investment. Depending upon its evaluations of the Issuer's business and prospects, future development, market conditions and other factors, Bastion may, from time to time, purchase additional Shares, or sell or cause to be sold all or a portion of the Shares over which Bastion exercises voting and dispositive power, either in open market or privately negotiated transactions or otherwise.

               Bastion has entered into a Shareholders Agreement, dated as of December 20, 1994 (the "Shareholders Agreement"), by and among Bastion, TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD"), Leon Black ("Black"), Hernandez Partners, a California general partnership ("Hernandez"), The Value Realization Fund, L.P., a Delaware limited partnership ("Value"), and GRS Partners II, an Illinois partnership ("GRS") (TLMD, Black, Hernandez, Value and GRS are referred to herein as the "Other Shareholders"), pursuant to which each of the parties thereto has agreed, during the term of the Shareholders Agreement and subject to the provisions thereof (including the continued ownership of a specified minimum number of Series B Shares, as set forth in the Shareholders Agreement), among other things, to use its reasonable best efforts to cause a nominee of Bastion, two nominees of TLMD, Black (or his nominee) and a nominee of Hernandez to be elected to the Board of Directors of the Issuer.

               Pursuant to the Shareholders Agreement, Bastion and the Other Shareholders have agreed that Shares Beneficially Owned (as defined in the Shareholders Agreement) by each of them will be voted by a Voting Committee (the "Voting Committee") comprised of three members, one of which will be appointed by Bastion, one of which will be appointed by TLMD, and one of which is an Independent member (as defined in the Shareholders Agreement). The parties to the Shareholders Agreement have appointed the Voting Committee as their attorney-in-fact and proxy to vote all Shares owned by such parties as to which a vote of the shareholders is required. As of the date of this filing, Bastion and the Other Shareholders, based on information provided to Bastion by the Other Shareholders, own an aggregate of approximately 54.9% of the Series B Shares outstanding and approximately 36.1% of the total Shares (Series A and Series B) outstanding. The Issuer's Restated Certificate of Incorporation (the "Certificate") provides that the Series B Shares, while outstanding, shall be entitled to elect a majority of the Board of Directors of the Issuer. As a consequence of the foregoing, the Series B Shares presently owned by Bastion and the Other Shareholders and voted by the Voting Committee are expected to have the ability to cause the nominees of each of Bastion, TLMD, Black and Hernandez to be elected to the Board of Directors of the Issuer and may give Bastion the power to control or influence the Issuer, which power may be exercised from time to time. Pursuant to the provisions of the Certificate, Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 30, 1999 or such time as there are less than 2,000,000 Series B Shares issued and outstanding.

               As a result of the provisions of the Shareholders Agreement relating to the nomination and election of directors and the acquisition and disposition of Shares set forth therein, Bastion and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, neither the filing of this Statement nor any of its contents shall be construed as an admission that Bastion or any other person named herein is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

               Except as disclosed in this Item 4, Bastion has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instruction to Item 4 of Schedule 13D.

               The above discussion is qualified in its entirety by reference to the Shareholders Agreement. A copy of the Shareholders Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               Note: The actual number of Shares and the corresponding percentages reported in this statement are approximate numbers and percentages, due to the fact that certificates representing the Shares have not yet been delivered by the exchange agent for the Plan of Reorganization. Any differences between the actual numbers and percentages and the numbers and percentages reported herein are expected to be immaterial.

               (a) Bastion is the beneficial owner of (i) the 374,997 Series A Shares owned by it (approximately 8.5% of the Series A Shares outstanding) and (ii) the 882,687 Series B Shares owned by it (approximately 15.7% of the Series B Shares outstanding).
     The 1,257,684 Shares owned by Bastion represent approximately 12.6% of the total Shares outstanding.

               By reason of the relationships described in Item 4 above, Bastion and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act. Bastion has been informed that TLMD beneficially owns 1,550,464 Series B Shares, Black beneficially owns 200,000 Series B Shares, Hernandez beneficially owns 49,998 Series A Shares and 450,001 Series B Shares, GRS beneficially owns 33,333 Series A Shares and Value beneficially owns 66,666 Series A Shares, representing, in the aggregate, approximately 3.4% of the Series A Shares outstanding, 39.2% of the Series B Shares outstanding and 23.5% of the total Shares outstanding.

               The foregoing percentages are based upon Bastion's understanding that 4,388,394 Series A Shares and 5,611,606 Series B Shares are outstanding out of an aggregate of 10,000,000 Shares outstanding (without giving effect to the exercise of warrants, options or similar rights). (Reference is made to such Statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Other Shareholders for information regarding the Other Shareholders and their respective ownership of Shares.)

               (b) Except as discussed in Items 4 and 6, Bastion has sole voting and dispositive power with respect to the Shares owned by it. Each of (i) BP, by virtue of being the sole general partner of Bastion, (ii) BC and VII, by virtue of being the sole general partners of BP, (iii) Guillermo Bron and the DVL Trust, by virtue of being the sole stockholders of voting stock of BC and VII, respectively, and (iv) Daniel D. Villanueva and Myrna E. Villanueva, by virtue of being co-trustees of the DVL Trust, for the purposes of Section 13(d) of the Exchange Act, may be deemed to share voting and dispositive power with respect to the 1,257,685 Shares owned by Bastion. By virtue of the provisions of the Shareholders Agreement described in Item 4, Bastion and any group that may be deemed formed thereunder may be deemed to share voting power with respect to the 3,608,146 Shares owned by Bastion and the Other Shareholders in the aggregate. Pursuant to Rule 13d-4 under the Exchange Act, neither the filing of this Statement nor any of its contents shall be construed as an admission that Bastion or any other person named herein is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

               (c) Except as set forth above, no transactions in Shares were effected in the past 60 days by Bastion or any other person or entity disclosed in Item 2.

               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The responses to Items 3 and 4 are incorporated herein by this reference.

               By letter, dated December 30, 1994 (the "Letter"), the Issuer agreed to nominate (or to use its reasonable best efforts to cause the nominating committee of the Board of Directors of the Issuer to nominate) Guillermo Bron to the Board of Directors of the Issuer so long as Bastion is the beneficial owner of at least 278,944 Series B Shares. The foregoing is qualified in its entirety by reference to the Letter. A copy of the Letter is attached hereto as Exhibit 4 and is incorporated herein by reference.

               Except as set forth above and as described in Items 3 and 4, neither Bastion nor any other person or entity disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 Amended Agreement to Purchase Securities, dated as of July 19, 1994, as amended as of December 20, 1994, by and between Bastion and TLMD.

           Exhibit 2 Trust Agreement, dated as of December 20, 1994, by and among Michael D. Weiner, as trustee, Bastion and TLMD.

           Exhibit 3 Shareholders Agreement, dated as of December 20, 1994, by and among Bastion, TLMD, Black, Hernandez, Value and GRS.

           Exhibit 4     Letter, dated December 30, 1994, from the
                         Issuer to Bastion.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 9, 1995

                         BASTION CAPITAL FUND, L.P.

                         By:  Bastion Partners, L.P.,
                              its general partner

                              By:  Bron Corp.,
                                   its general partner

                                   By:  /s/ Guillermo Bron
                                        Guillermo Bron
                                        President

                              By:  Villanueva Investments, Inc.,
                                   its general partner

                                   By:  /s/ Daniel D. Villanueva
                                        Daniel D. Villanueva
                                        President




                               EXHIBIT INDEX


     Exhibit 1    Amended Agreement to Purchase
                  Securities, dated as of July 19, 1994,
                  as amended as of December 20, 1994, by
                  and between Bastion and TLMD.

     Exhibit 2    Trust Agreement, dated as of December
                  20, 1994, by and among Michael D.
                  Weiner, as trustee, Bastion and TLMD.

     Exhibit 3    Shareholders Agreement, dated as of
                  December 20, 1994, by and among Bastion,
                  TLMD, Black, Hernandez, Value and GRS.

     Exhibit 4    Letter, dated December 30, 1994, from
                  the Issuer to Bastion.




                                                             EXHIBIT 1



                  AMENDED AGREEMENT TO PURCHASE SECURITIES

          THIS AMENDED AGREEMENT TO PURCHASE SECURITIES (this "Agreement"), dated as of July 19, 1994, as amended as of December 20, 1994, is by and between Bastion Capital Fund L.P., a Delaware limited partnership (" Purchaser"), and TLMD Partners II, L.L.C., a Delaware limited liability company ("Seller"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code of Telemundo Group, Inc. dated April 29, 1994.

                                 RECITALS:

          A.   On or about June 8, 1993 (the "Petition Date"),
     Telemundo Group, Inc. (the "Debtor") filed a petition for relief under Chapter 11 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"), with the United States
     Bankruptcy Court for the Southern District of New York, commencing Chapter 11 case No. 93-B-42967(JLG) (the "Case").

          B. Seller will be on the Transfer Date (defined below) the owner of at least $19,777,752 principal amount of 1992 Zero Coupon Notes, at least $11,720,746 principal amount of 1993 Zero Coupon Notes and at least $3,235,345 principal amount of 13 % Debentures.

          C. A proof of claim in the Case has been filed with respect to the Zero Coupon Notes and the 13 % Debentures owned by Seller.

          D. Seller desires to sell, transfer, and assign to Purchaser, and Purchaser desires to purchase from Seller, all of Seller's right, title and interest in and to the Series A Common Stock and the Series B Common Stock to be issued upon consummation of the Plan (the "Distribution Stock") in respect of
     (i) (x) $19,777,752 principal amount of 1992 Zero Coupon Notes,
     (y) $11,720,746 principal amount of 1993 Zero Coupon Notes and
     (z) 3,235,345 principal amount 13 % Debentures (collectively, the " Transferred Securities") and (ii) the related Zero Coupon Note Claims and 13 % Debenture Claims (collectively, the "Transferred Claims"), upon the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          SECTION 1. ESTABLISHMENT OF TRUST. Contemporaneously with the execution of this Agreement, (i) Seller and Purchaser will cause a trust (the "Trust") to be established in accordance with the provisions of a Trust Agreement in the form attached hereto as Exhibit A (the "Trust Agreement"), (ii) each of Seller and Purchaser shall execute the Trust Agreement and (iii) Seller shall cause the Transferred Claims and Transferred Securities to be transferred to the Trust (the date of such transfer, the "Transfer Date"), to be held and distributed in accordance with the Trust Agreement.

          SECTION 2.     TRANSACTIONS AT CLOSING.  Seller and
     Purchaser agree that, at the Closing, subject to satisfaction or waiver of all the conditions contained herein, and relying on the representations, warranties and agreements contained herein:

               SECTION 2.01 PURCHASE PRICE. The purchase price (the " Purchase Price") payable by Purchaser for the Distribution Stock shall be an amount equal to (x) $10.00 per share multiplied by (y) the number of shares of Distribution Stock; provided that if more than 10 million shares of Common Stock are issued pursuant to the Plan the parties will negotiate in good faith to adjust such amounts.

               SECTION 2.02 PAYMENT OF PURCHASE PRICE AND RELEASE OF DISTRIBUTION STOCK. (a) At the Closing on the Closing Date (defined below), Purchaser shall pay to Seller in cash by wire transfer in immediately available funds, to such account as Seller shall specify at least two business days in advance, an amount equal to the Purchase Price and, in consideration thereof, the Distribution Stock shall be released to Purchaser as contemplated by the Trust Agreement and, upon such distribution, such Distribution Stock shall be Beneficially Owned by Purchaser free and clear of all Liens (defined below). Purchaser acknowledges and agrees that Seller's obligation hereunder is to deliver the Distribution Stock in such form as it is constituted as a result of consummation of the Plan and the transactions contemplated hereby.

                    (b) Notwithstanding the above, if at any time prior to the Closing, Purchaser shall, in its reasonable judgment, determine that it can deliver the Purchase Price to the Trustee (to be held as contemplated by the Trust Agreement) without (i) causing Purchaser to be considered a "fiduciary" for purposes of the Employee Retirement Income Security Act of 1974 or (ii) causing Purchaser's assets to be considered "plan assets" for purposes of the Department of Labor "plan asset regulations" (either, an "ERISA Restriction"), it shall promptly notify Seller (the "Ability to Fund Notice") and, thereafter, if and when Seller shall give notice to Purchaser as contemplated in Recital D of the amount of Sale Debentures, Purchaser will promptly (unless an ERISA Restriction shall then be applicable, in which case Seller's notice shall be deemed withdrawn and the provisions of this paragraph (b) shall apply as if such Ability to Fund Notice had not been given) deliver to the Trustee the estimated Purchase Price (based upon the Estimated Distribution Shares (as defined below) to be issued pursuant to the Plan) which shall be held in accordance with the Trust Agreement. In such case, the Purchaser's obligation to deliver the Purchase Price contemplated by clause (a) shall be satisfied by the delivery by the Trustee to Seller of that amount of the Cash Amount (as defined in the Trust Agreement) as equals the Purchase Price as contemplated by the Trust Agreement (and, if there is any shortfall due to the number of shares of Distribution Stock being greater than the Estimated Distribution Shares or a reduction in the value of the Cash Amount resulting from investments made in accordance with
     Section 5.10 of the Trust Agreement), delivery of the shortfall by wire transfer as contemplated by clause (a) above). In the event that Purchaser becomes obligated to deposit the Purchase Price with the Trustee as contemplated above, in lieu thereof it may establish a letter of credit (the "Letter of Credit") in favor of the Trustee, in an amount equal to the estimated Purchase Price, which supports the obligations of Bastion to pay the Purchase Price as contemplated by this Agreement; provided, that the terms and conditions of such Letter of Credit shall be reasonably acceptable to Seller.

     "Estimated Distribution Shares" means the number of shares of Distribution Stock expected to be issuable pursuant to the Plan in respect of the Transferred Securities and Transferred Claims.

     Purchaser agrees that pending the Closing, it will from time to time evaluate whether it can deliver the Purchase Price contemplated by this clause (b) and notify Seller promptly upon reaching a determination that it can so contribute such amounts.

               SECTION 2.03 SHAREHOLDERS AGREEMENT. Purchaser and Seller hereby agree to enter into a Shareholders Agreement
     ("Shareholders Agreement") in the form of Exhibit B, contemporaneously with the execution of this Agreement.

          SECTION 3. CLOSING. The closing of the purchase and sale contemplated herein (the "Closing") shall take place at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 65 East 55th Street, 33rd Floor, New York, New York, 10022, or such other place as Seller and Purchaser shall agree, on the seventh business day after the Consummation Date (the "Closing Date"); provided, that the conditions to Closing in Section 4 have been satisfied or waived. Except as otherwise described herein, all of the actions contemplated to be taken pursuant to this Agreement on the Closing Date and taken or occurring on such date shall be deemed to have occurred simultaneously; provided, that the sale of the Distribution Stock shall be deemed to have occurred as of the date hereof, and to the extent one particular action must have occurred before another, the parties agree that such action will be deemed to have occurred prior to the other such action.

          SECTION 4.     CONDITIONS.

               SECTION 4.01 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE PARTIES TO CLOSE. The obligation of Purchaser and Seller to close the transactions contemplated by Section 2.02(a) shall be subject to the satisfaction or waiver of the following conditions precedent:

                    (a)  ENTRY OF CONFIRMATION ORDER.  The
     Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance reasonably satisfactory to the Debtor, the Creditors' Committee, the Reliance Entities and the Blair Entities.

                    (b) NO STAY. There shall not be any stay in effect with respect to the Confirmation Order.

                    (c)  WAITING PERIOD.  The applicable waiting
     period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relevant to the transactions contemplated hereby or by the Plan shall have terminated or expired.

                    (d) APPROVAL OF BLAIR SETTLEMENT AGREEMENT. The Bankruptcy Court shall authorize and approve the Blair Settlement Agreement by Final Order.

                    (e) APPROVAL OF O & Y SETTLEMENT. The Bankruptcy Court shall authorize and approve the motion to assume and assign, pursuant to section 365 of the Bankruptcy Code, the 1290 Lease and the 1290 Subleases and pay $7 million to the 1290 Landlord under the terms and conditions of the O & Y Letter Agreement by Final Order.

                    (f) NO PROCEEDING OR LITIGATION. On the Closing Date there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court or governmental or other regulatory or administrative agency or commission ("Governmental Bodies") (collectively, "Injunctions") restraining or prohibiting the consummation of the transactions contemplated by Section 2.02(a) or by the Plan.

                    (g)  CONSENTS AND APPROVALS.  All material
     licenses, permits, consents, approvals and authorizations of all third parties and Governmental Bodies (other than the FCC) shall have been obtained which are required to consummate the transactions contemplated by Section 2.02(a).

                    (h) FCC APPROVAL. The FCC shall have released an order or a public notice approving the transfer of control or assignment of the FCC licenses of the Debtor as contemplated by the Plan (without regard to any opportunity for, or any pending, rehearing or reconsideration or appeal), in form and substance reasonably satisfactory to Seller.

               SECTION 4.02 CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE. The obligation of Purchaser to close the transactions contemplated by Section 2.02(a) shall be subject to the satisfaction or waiver of the following further conditions precedent:

                    (a) FULFILLMENT OF COVENANTS. Seller shall have performed and complied in all material respects with all covenants, obligations and agreements required by this Agreement to be so performed or complied with by it at or prior to Closing.

                    (b)  REPRESENTATIONS AND WARRANTIES.  The
     representations and warranties of Seller contained in this Agreement shall be complete and accurate in all material respects on the date when made and on the Closing Date to the same extent as if made on such date.

                    (c)  TRANSFER OF DISTRIBUTION STOCK.   Trustee or
     Seller shall deliver to Purchaser certificates representing the Distribution Stock, duly endorsed in blank or accompanied by stock powers duly executed in blank (or, at Seller's election, the Trustee may in lieu thereof provide such other evidence of the transfer of ownership of the Distribution Stock to Purchaser, such evidence to be reasonably acceptable to Purchaser) .

                    (d) EXECUTION OF RELATED AGREEMENTS. (i) Seller shall have executed the Shareholders Agreement, (ii) Guillermo Bron shall have been named in the Confirmation Order as a director of the initial Board of Directors of Reorganized Telemundo, and (iii) Purchaser shall have received such assurances as it shall reasonably request that the Company, at or immediately after the Closing (but in any event on the Closing
     Date), will execute a letter agreement in favor of Purchaser, effective as of the Closing, in the form attached as Exhibit C, it being agreed that a representation of Seller that the Series B Directors have agreed to cause Reorganized Telemundo to execute such letter agreement is sufficient assurance.

                    (e) The Plan shall not have been amended in any manner which is adverse in any material respect to Purchaser (it being agreed that any amendment which increases the number of shares of Series B Common Stock to be issued on the Consummation Date is considered materially adverse to Purchaser).

               SECTION 4.03 CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLER TO CLOSE. The obligation of Seller to close the transactions contemplated by Section 2.02(a) shall be subject to the following further conditions precedent:

                    (a) FULFILLMENT OF COVENANTS. Purchaser shall have performed and complied in all material respects with all of its covenants, obligations and agreements required by this Agreement to be so performed or complied with by it at or prior to Closing.

                    (b)  REPRESENTATIONS AND WARRANTIES.  The
     representations and warranties of Purchaser contained in this Agreement shall be true, correct and accurate in all material respects on the date when made and on the Closing Date to the same extent as if made on such date.

                    (c) PAYMENT OF PURCHASE PRICE. Seller shall have received the wire transfer of funds specified in Section 2.02(a) or (b) of this Agreement.

                    (d) EXECUTION OF RELATED AGREEMENTS. Purchaser shall have executed the Shareholders Agreement.

               SECTION 4.04 OTHER CONDITIONS PRECEDENT. The obligation of (i) Purchaser and Seller to execute the Trust Agreement as contemplated by Section 1, (ii) Seller to transfer the Transferred Claims and Transferred Securities to the Trust as contemplated by Section 1, and (iii) Purchaser to deliver the estimated Purchase Price to the Trust or provide the Letter of Credit as contemplated by Section 2.02(b), as the case may be (each of which is considered a separate obligation for purposes of this Section), shall be subject to the condition that, at the time such action is to be taken, there shall be no Injunctions restraining or prohibiting the taking of such action; provided, that if such an Injunction so restrains or prohibits such action, the action shall be taken promptly after the Injunction shall no longer act to restrain or prohibit such action.

          SECTION 5. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser, its successors and assigns, that:

               SECTION 5.01 DUE ORGANIZATION; AUTHORITY. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

               SECTION 5.02 ENFORCEABILITY. This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding agreement of Seller, enforceable in accordance with its terms.

               SECTION 5.03 TITLE. On the Closing Date, Seller (through the Trust) will be the Beneficial Owner of the Transferred Securities and the Transferred Claims, except as contemplated by this Agreement and the Plan. At the Closing, Purchaser will (upon distribution of the Distribution Stock from the Trust) receive the Distribution Stock free and clear of all liens, charges, pledges, interests or other encumbrances whatsoever, except for such liens, charges, pledges, interests or other encumbrances arising from the status or actions of Purchaser or as contemplated by this Agreement and the Plan ("Liens").

               SECTION 5.04 NO CONFLICT. Seller's execution, delivery, and performance of this Agreement will not require any governmental, regulatory or third party consent (except as contemplated by the Plan) and will not contravene or conflict with (i) any law, statute, rule or regulation, judgment or order, writ, injunction or decree which is binding upon Seller or any of its properties or assets, (ii) any provisions of the organizational documents of Seller, or (iii) any agreement or undertaking to which Seller is a party or by which it or its assets is otherwise bound except for consents, contraventions or conflicts which would not have a material adverse effect on the ability of Seller to deliver the Distribution Stock as contemplated by Section 2.02 hereof or perform its obligations under the Shareholders Agreement; provided, however, that no representation is deemed made as to consents which may be required by the FCC or any contravention or conflict arising under the Federal Communications Act.

          SECTION 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller that:

               SECTION 6.01 DUE ORGANIZATION; AUTHORITY. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

               SECTION 6.02 ENFORCEABILITY. This Agreement has been duly authorized, executed and delivered by Purchaser (acting through its general partner and such general partner's general partner (collectively, the "General Partners")) and constitutes the legal, valid and binding agreement of Purchaser, enforceable in accordance with its terms.

               SECTION 6.03 NO CONFLICT. Purchaser's execution, delivery, and performance of this Agreement will not require any governmental, regulatory or third party consent (except as contemplated by the Plan) and will not contravene or conflict with (i) any law, statute, rule or regulation, judgment or order, writ, injunction or decree which is binding upon Purchaser or the General Partners or any of their properties or assets, (ii) any provisions of the organizational documents of Purchaser or the General Partners, or (iii) any agreement or undertaking to which Purchaser or any of the General Partners are a party or by which any of them or their assets are otherwise bound except for consents, contraventions or conflicts which would not have a material adverse effect on the ability of Purchaser to deliver the Purchase Price as contemplated by Section 2.02 or perform its obligations under the Shareholders Agreement; provided, however, that no representation is deemed made as to consents which may be required by the FCC or any contravention or conflict arising under the Federal Communications Act.

               SECTION 6.04 INVESTMENT REPRESENTATIONS. (a) Purchaser hereby acknowledges that Purchaser is aware that Seller or its affiliates by reason of their relationship to Debtor may have had access to certain information (the "Information") which may be material regarding Debtor, its financial condition, results of operations, management, projections and businesses. Purchaser further agrees that Purchaser has conducted its own investigation, to the extent that Purchaser has determined necessary or desirable regarding Debtor, and that Purchaser has determined to enter into and complete this transaction based on, among other things, such investigation.

                    (b) Purchaser understands and represents that it is purchasing the Distribution Stock for its own account and not with a view to or for sale or distribution that would be in violation of the Securities Act of 1933, as amended.

                    (c) Purchaser is an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Act, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Distribution Stock, and having had access to, or having been furnished with, all such information as it has considered necessary, has concluded that it is able to bear those risks.

                    (d) Purchaser represents that the Distribution Stock was not offered or sold to Purchaser by any form of general solicitation or general advertising.

          SECTION 7.     CERTAIN COVENANTS.

                    (a) REASONABLE BEST EFFORTS. Subject to the terms of this Agreement, each of Seller and Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable law, including such additional actions as may be reasonably requested by the other party hereto, to more fully effectuate the transactions contemplated by this Agreement. In the event at any time at or after Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall use their reasonable best efforts to take such action.

                    (b)  COSTS AND EXPENSES.  Each of Seller and
     Purchaser shall be solely responsible for all costs and expenses (including legal expenses) incurred by it with respect to the negotiation and preparation of this Agreement and the transactions contemplated hereby.

                    (c)  CERTAIN RIGHTS.  The parties agree that
     nothing contained herein shall in any way restrict the rights or abilities of AIF II, L.P., Artemis SNC or Seller, or their respective affiliates and agents, from taking any action any of them deems necessary or appropriate with respect to the Plan or the Case, including voting (or causing the Trustee to vote, if applicable), the Zero Coupon Notes or 13 Debentures as any of them may determine.

                    (d) BOARD REPRESENTATION. At or prior to the Consummation Date, Seller will use its reasonable best efforts to cause Guillermo Bron to be named as a director of the initial Board of Reorganized Telemundo.

          SECTION 8.     TERMINATION.

                    (a)  MUTUAL CONSENT.  This Agreement may be
     terminated at any time prior to the Closing by mutual consent of the parties.

                    (b) OUTSIDE DATE. In the event that the Closing shall not have occurred by December 31, 1994, then either Seller or Purchaser, by written notice given in accordance with Section
     9.01 to the other party, may terminate this Agreement and the related agreements contemplated hereby (including, without limitation, the Shareholders Agreement); provided, however, that if neither party shall have delivered the notice contemplated within 14 days after December 31, 1994, neither party shall have the right to terminate this Agreement pursuant to this Section 8(b).

                    (c) In the event of termination of this Agreement in accordance with its terms, the Shareholders Agreement, if executed, shall terminate and the Transferred Claims, Transferred Securities and proceeds thereon (including the Distribution Stock) shall be returned to Seller.

          SECTION 9.     MISCELLANEOUS.

               SECTION 9.01   NOTICES.  All notices or other
     communications required or permitted hereunder shall be sufficiently given (i) if delivered personally, (ii) when transmitted via telecopy to the telecopy number set forth below (with hard copy following), or (iii) the day following the day on which the same has been delivered prepaid to a national overnight air courier service addressed as set forth below:

               If to Purchaser:

               Bastion Capital Fund, L.P.
               Suite 2800
               1999 Avenue of the Stars
               Los Angeles, California  90067
               Attention:  Guillermo Bron
               Telecopy:  (310) 277-7582

               with a copy to:

               Michael A. Woronoff, Esq.
               Skadden, Arps, Slate, Meagher & Flom
               300 South Grand Avenue
               Los Angeles, California  90071
               Telecopier:  (213) 687-5600

               If to Seller:

               c/o:  Apollo Advisors, L.P.
               1999 Avenue of the Stars
               Suite 1900
               Los Angeles, CA  90067
               Attention:  Pandora Pang
               Telecopy:  (310) 201-4198

               with a copy to:

               Patrick J. Dooley, Esq.
               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               65 East 55th Street
               33rd Floor
               New York, NY  10022
               Telecopy:  (212) 872-1002

     or at such other addresses as Purchaser or Seller may specify in writing to the other party from time to time.

               SECTION 9.02 GOVERNING LAW. This Agreement and all rights conferred and obligations imposed hereunder shall be interpreted and construed in accordance with the laws and internal judicial decisions of the State of Delaware, without giving effect to the conflicts of laws rules thereof.

               SECTION 9.03 ENTIRE AGREEMENT; COUNTERPARTS. This Agreement (including the attachments hereto) (i) embodies the entire agreement between the parties relating to the subject matter hereof, supersedes all prior agreements and understandings between such parties, if any, relating to the subject matter hereof (including, without limitation, the Agreement to Purchase Securities between the parties hereto, dated as of July 19, 1994, and may be amended only by an instrument in writing executed jointly by each party hereto, and (ii) may be executed in a number of identical counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

               SECTION 9.04 ASSIGNMENT; SURVIVAL. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, Seller, Purchaser, and their respective successors and assigns. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement and the purchase and sale of the Distribution Stock. Seller shall have the right to assign, by written instrument, its rights and obligations hereunder in whole or part to one or more entities which, as of the Closing Date, will own the Transferred Claims and Transferred Securities (including Artemis America III and/or AIF II, L.P.), in which case such entities will become bound by the terms of this Agreement (with such immaterial changes as are necessary to reflect the substitution of such other entity(s)), in which case Seller shall cease to have any rights or obligations hereunder.

               SECTION 9.05 CERTAIN LIMITATION. Neither party shall be liable for damages to the other party or any third person as a result of a breach or termination of this Agreement, except that if a party willfully and in bad faith breaches any provision of this Agreement, the other party shall be entitled to seek damages resulting from such willful, bad faith breach, but in no event shall a party be liable for consequential or punitive damages.

               SECTION 9.06 HEADINGS. The captions and headings in this Agreement are for convenience only and shall not affect the interpretation or construction of this Agreement.

               SECTION 9.07 ADDITIONAL SHARES. If Seller shall request in writing, on or before the record date for distributions to be received upon consummation of the reorganization contemplated by the Plan, that Purchaser purchase additional Zero Coupon Notes and Related Claims, such that Purchaser will acquire up to 147,404 additional shares of Common Stock (in addition to the shares of Common Stock contemplated to be acquired hereby), then in such case such Notes and Claims will immediately be transferred to the Trust and such Notes and Claims will be treated as part of the Transferred Securities and Transferred Claims, and the parties will make such modifications to the agreements contemplated by this Agreement as may be appropriate to reflect such changes.


          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, each by its duly authorized officer or representative, all on the day and year first above written.

                                   TLMD PARTNERS II, L.L.C.
                                   By: AIF II, L.P., its Manager
                                       By: Apollo Advisors,
                                           L.P., its
                                           Managing General
                                           Partner
                                           By: Apollo Capital
                                               Management, Inc.,
                                               its General
                                               Partner

                                               By:

                                                  Name:
                                                  Title:

                                   BASTION CAPITAL FUND L.P.
                                   By: Bastion Partners
                                       its general partner
                                       By: Bron Corp.
                                           its general partner

                                           By:
                                             Guillermo Bron
                                             President



     ______________________________________________________________________

                                                             EXHIBIT 2


                              TRUST AGREEMENT

       Trust Agreement dated as of December 20, 1994 by and among TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD"), as grantor and Beneficiary, Michael D. Weiner as Trustee, and Bastion Capital Fund L.P., a Delaware limited partnership ("Bastion"), as grantor and Beneficiary. The Trust shall be known as the TLMD Grantor Trust, dated as of December 20, 1994.

                                 ARTICLE 1
                                DEFINITIONS

       For purposes of this Trust Agreement, the following terms shall have the meanings indicated; capitalized terms used and not defined herein shall have the meanings ascribed in the Disclosure Statement and the Purchase Agreement:

       "Beneficiaries" means, collectively, Bastion and TLMD.

       "Cash Amount" shall mean the Cash Amount as defined in Article 3.

       "Disclosure Statement" means the Second Amended Disclosure
  Statement pursuant to Section 1125 of Chapter 11 of Title 11 of the United States Code, as amended, of the Debtor dated April 29, 1994.

       "Purchase Agreement" means the Agreement to Purchase Securities by and between Bastion and TLMD and dated as of July 20, 1994 as amended as of December 20, 1994.

       "Reorganization" means the reorganization of the Debtor pursuant to the Plan.

       "Trust" means the trust created by this Trust Agreement.

       "Trust Agreement" means this agreement.

       "Trust Property" means all property from time to time held in trust pursuant to the provisions of this Trust Agreement, including the Cash Amount, the Transferred Securities and Transferred Claims, any distributions with respect to the Transferred Securities and Transferred Claims and any proceeds on, or derived from the disposition of, any of the foregoing.

                                 ARTICLE 2
                            PURPOSE OF THE TRUST

  The purpose of the Trust is to acquire and hold the Trust Property for the duration of the Trust for the exclusive benefit of the Beneficiaries in accordance with the terms hereof and of the Purchase Agreement.

  ARTICLE 3
  CONTRIBUTIONS

  3.1 In accordance with the provisions of the Purchase Agreement, TLMD will deliver to the Trustee, in trust, the Transferred Securities and Transferred Claims. If required to do so in accordance with the provisions of the Purchase Agreement, Bastion will deliver to the Trustee, in trust, the amount required to be delivered therewith; provided that, in lieu thereof, in accordance with the provisions of the Purchase Agreement, Bastion may provide a letter of credit (the "Letter of Credit") in an amount equal to the estimated Purchase Price in favor of the Trustee supporting the obligations of Bastion to pay the Purchase Price as contemplated by the Purchase Agreement, with such terms and conditions as shall be reasonably acceptable to TLMD.

  3.2 Upon delivery of the Transferred Securities and Transferred Claims to the Trustee (acknowledgement of receipt of which shall be given to TLMD), the Trustee agrees to hold the Transferred Securities and Transferred Claims in accordance with the terms hereof in trust. In the event that Bastion delivers the estimated Purchase Price or the Letter of Credit to the Trustee as contemplated by the Purchase Agreement (acknowledgement of receipt of which shall be given Bastion), the Trustee will hold such Purchase Price or Letter of Credit and any amounts received in respect of investments on such Purchase Price as permitted by Section 5.10 hereof (collectively, the "Cash Amount") in accordance with the terms hereof in trust.

  3.3 During the term of the Trust provided for herein Trustee will hold title to the Transferred Securities and Transferred Claims for the benefit of TLMD and TLMD will remain the beneficial owner of the Transferred Securities and Transferred Claims; provided, that from and upon the date of deposit of the Transferred Securities and Transferred Claims in the Trust as contemplated hereby, the Trustee shall be deemed to hold the Distribution Stock to be received upon consummation of the Reorganization for the benefit of Bastion, and Bastion shall (subject to satisfaction or waiver of the conditions precedent to the delivery of the Distribution Stock to Bastion provided in the Purchase Agreement and this Trust Agreement) be deemed to beneficially own the Distribution Stock. Notwithstanding the above, TLMD will retain all rights with respect to the Transferred Securities and Transferred Claims to vote or direct the voting of the Transferred Securities and Transferred Claims. During the term of the Trust provided for herein, Trustee will hold the Cash Amount for the benefit of Bastion and Bastion will remain the beneficial owner of the Cash Amount; provided that the Trustee shall hold the Cash Amount and shall distribute the Cash Amount as contemplated by this Trust Agreement.

  ARTICLE 4
  DISTRIBUTIONS

  4.1 Any and all distributions received from the Debtor with respect to the Trust Property and any proceeds from the disposition of the Transferred Securities and Transferred Claims or of any other Trust Property shall be distributed to the Beneficiaries in accordance herewith. Upon satisfaction or waiver of the conditions precedent to the delivery of the Distribution Stock to Bastion as provided in the Purchase Agreement (the "Closing Conditions"), all Distribution Stock shall be delivered to Bastion as contemplated by Section 2.02(a) of the Purchase Agreement, and all other Trust Property (other than the Cash Amount, the distribution of which is provided for below) shall be distributed to TLMD. The Cash Amount in an amount not exceeding the Purchase Price shall be distributed to TLMD in payment of all or part of Bastion's obligation to pay the Purchase Price pursuant to Sections 2.01 and 2.02(b) of the Purchase Agreement, and any excess Cash Amount shall be distributed to Bastion.

  4.2 In the event that the Purchase Agreement is terminated in accordance with its terms, or upon the revocation or termination of the Trust in accordance with the terms hereof, all Trust Property other than the Cash Amount shall be distributed to TLMD and the Cash Amount, if any, shall be distributed to Bastion.

  ARTICLE 5
  POWERS, AUTHORITY AND DUTIES OF TRUSTEE;
  REMUNERATION; ACCOUNTING

  5.1  The Trustee shall have the following powers and authority:

       (a) to hold title to the Transferred Securities and Transferred Claims and Cash Amount as Trust Property, as trustee;

       (b) to exercise prior to the confirmation of the Reorganization upon the written instructions of TLMD, any power to vote or consent with respect to any matter in its capacity as holder of the Transferred Securities and Transferred Claims;

       (c) to exercise any power to cause the Debtor to redeem or exchange the Transferred Securities and Transferred Claims in whole or in part in connection with the proposed
            Reorganization;

       (d) to sell or otherwise dispose of the Transferred Securities and Transferred Claims or any portion thereof on such terms and conditions as shall have been approved in advance by TLMD, as long as not inconsistent with the provisions of the Purchase Agreement;

       (e) to take any of the actions specifically required by any provision of this Trust Agreement;

       (f) to take such other actions as may be directed in written instructions signed by TLMD other than as relate to the Cash Amount or the Letter of Credit or may be inconsistent with the terms of this Agreement or the Purchase Agreement; and

       (g) to take such actions relating to the investment of the Cash Amount as contemplated by, and as is consistent with, Section 5.10.

  5.2 In addition to the duties specifically required by other provisions of this Trust Agreement, the Trustee shall:

       (a) transmit to TLMD and Bastion a copy of all written materials received by the Trustee in its capacity as holder of the Transferred Securities and Transferred Claims (whether from the Debtor or another source) promptly upon receipt by the Trustee; and

       (b) promptly inform the Beneficiaries of any action taken by the Trustee in his capacity as holder of the Transferred
            Securities and Transferred Claims or otherwise in his capacity as Trustee.

  5.3 The Trustee shall not commingle the Trust Property with any other property.

  5.4 The Trustee shall not be entitled to any remuneration for his services.

  5.5 The Trustee shall be entitled to reimbursement from TLMD for any out-of-pocket expenses which have been approved in advance by TLMD and Bastion.

  5.6 The Trustee shall not be required to render a formal accounting of the Trust in any court. At the written request of either of the Beneficiaries, the Trustee shall furnish to the Beneficiaries a written statement identifying with reasonable particularity all Trust Property held in trust, and all income and expenditures of the Trust since the most recent prior report pursuant to this
       Section 5.6.

  5.7 The Trustee shall not be required to furnish bond for the performance of its duties pursuant to this Trust Agreement.

  5.8 The Trustee may rely upon the representations made by Bastion in paragraph 6.04 of the Purchase Agreement. Each Beneficiary hereby agrees not to look to the other Beneficiary and each Beneficiary agrees not to assert any claim against the Trustee, with respect to an investment or contemplated investment by the Beneficiaries in the Transferred Securities, Transferred Claims or Distribution Stock, or distributions thereon. Each of the Beneficiaries acknowledges and agrees that the Trustee shall have no duty whatsoever to ascertain whether the acquisition or continued ownership of the Transferred Securities and Transferred Claims and Distribution Stock constitutes a prudent investment, and that neither shall have or assert any claim that such acquisition or continued ownership constitutes a breach of fiduciary duty by reason of the nature of an investment in the Transferred Securities, Transferred Claims or Distribution Stock.

  5.9 Each Beneficiary agrees and acknowledges that it assumes sole responsibility in the event the Trustee is legally obligated to disclose to the Debtor or any other party the identities of the Beneficiaries and neither shall have or assert any claim that such legally required disclosure constitutes a breach of the Trustee's fiduciary duty.

  5.10 The Trustee, if directed in writing by Bastion, shall invest all or any part of the Cash Amount in the following investments:

            (i) deposit accounts or certificates of deposit in bank or trust companies, organized under the laws of the United States of America or any state thereof, which have a combined capital and surplus of at least one hundred million dollars ($100,000,000);

               (ii) obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

              (iii) other short term securities of corporate or government issuers rated in one of the top two rating categories by either Standard & Poor's Corporation or Moody's Investors Service, Inc.; or

               (iv)   money management accounts (or accounts
                      substantially similar thereto) as shall have been agreed to in writing by TLMD and Bastion.

       ; provided, that in each case, such invested amounts must be available for withdrawal to permit the satisfaction of the obligation of Bastion or the Trustee to deliver the Purchase Price as contemplated by the Purchase Agreement.

       The Trustee shall be entitled to receive such information or instructions from Bastion as it shall deem necessary or appropriate in order to make the investments contemplated hereby.

  The income earned in respect of such investments shall be considered as part of the Cash Amount and shall be subject to disbursement as herein provided.

  ARTICLE 6
  RESIGNATION OF TRUSTEE;
  SUCCESSOR TRUSTEE

  6.1 The Trustee may resign at any time by written notice to the Beneficiaries. Such resignation shall not become effective prior to the termination of the Trust or the appointment of a successor Trustee who has agreed to serve as such.

  6.2 In the event that the Trustee dies, becomes incapacitated, resigns or ceases to be legally qualified to serve as Trustee, TLMD shall promptly designate a successor Trustee in writing, which designation shall be reasonably acceptable to Bastion.

  ARTICLE 7
  REVOCATION AND TERMINATION

  7.1 The Trust and this Trust Agreement will terminate upon the bankruptcy or insolvency of either Beneficiary.

  7.2 The Trust and this Trust Agreement shall terminate upon the written agreement of the Beneficiaries or upon termination of the Purchase Agreement in accordance with its terms or upon distribution of all Trust Property to the Beneficiaries in accordance with the terms hereof.

  ARTICLE 8
  MISCELLANEOUS

  8.1 Without the consent of the non-transferring Beneficiary, no Beneficiary shall have the right to transfer any beneficial interest hereunder except to the extent an interest in the Trust Property.

  8.2 It is the intention of the parties that the Trust shall be treated as a grantor trust for income tax purposes and that the Trustee shall file any information returns required to be filed in connection with such treatment. The parties agree to treat income, gain, loss, deductions and credits on the Cash Amount as beneficially owned by Bastion for all federal, state and local income tax purposes.

  8.3 The Beneficiaries shall indemnify the Trustee from, and the Trustee shall not be liable for, any and all acts committed or omitted by the Trustee, in its capacity as Trustee hereunder (including actions taken pursuant to Section 5.10); provided, however, that no indemnity shall be afforded hereunder for acts or omissions by the Trustee constituting gross negligence, bad faith or willful misconduct.

  8.4 This Trust Agreement may be amended by a written instrument signed by TLMD, Bastion and the Trustee.

  8.5 This Trust Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts entered into and to be wholly performed in such state.


       In Witness Whereof, the parties hereto have signed this Trust
  Agreement.

                                TLMD PARTNERS II, L.L.C.
                                As Grantor and as Beneficiary
                                By: AIF II, L.P., its Manager
                                    By: Apollo Advisors, L.P.,
                                        its Managing General
                                        Partner
                                        By: Apollo Capital
                                            Management, Inc., its
                                            General Partner

                                            By:__________________________
                                               Name:
                                               Title:

                                BASTION CAPITAL FUND L.P.
                                As Grantor and Beneficiary



                                Name:
                                Title:



                                Michael D. Weiner
                                As Trustee


     ______________________________________________________________________



                                                             EXHIBIT 3


                           SHAREHOLDERS AGREEMENT

         This SHAREHOLDERS AGREEMENT ("Agreement") is made and entered into as of the 20th day of December, 1994, by and between TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD"), Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion"), Leon Black ("Black"), Hernandez Partners, a California general partnership ("HP"), GRS Partners II, L.P., an Illinois limited partnership ("GRS"), and The Value Realization Fund, L.P., a Delaware limited partnership ("Value" and, collectively with Bastion, Black, HP and GRS, the "Other Shareholders").

                              R E C I T A L S

         A. TLMD beneficially owns or will own, as a result of the Plan of Reorganization (as defined below), approximately
     1,550,000 shares (the "TLMD Shares") of Series B Common Stock (as defined below).

         B. Each of the other parties hereto beneficially owns or will own, as a result of the Plan of Reorganization, approximately the number of shares of Series A Common Stock (as defined below) and shares of Series B Common Stock set forth below:

         Black:      0 Series A Common Stock and 52,596 Series B
     Common Stock*

         Bastion:  374,498 Series A Common Stock and 882,596 Series B
     Common Stock*

         HP:  50,000 Series A Common Stock and 450,000 Series B Common
     Stock

         GRS:  33,333 Series A Common Stock and 0 Series B Common
     Stock

         Value:  66,667 Series A Common Stock and 0 Series B Common
     Stock.

         C. TLMD and the Other Shareholders desire to promote their mutual interests by imposing certain restrictions and obligations on themselves and the Common Stock owned by them.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto mutually agree as follows:

         1.   Definitions.   Unless otherwise expressly provided, the
     following terms, when used in this Agreement, shall be defined as follows:

         Apollo Permitted Transferee shall have the meaning ascribed to such term in the Certificate.

     _____________________

     * Subject to possible increase in the aggregate of approximately 147,404 shares of Series B Common Stock.


         Bastion Nominee shall mean Guillermo Bron or, if he is unable to serve as a director of the Company as a result of death or medical disability or otherwise, a successor nominee chosen by Bastion and reasonably acceptable to the Voting Committee.

         Permitted Transferee, with respect to any Other Shareholder, shall mean (i) any partner or Affiliate (as defined in the Certificate) of such Other Shareholder and (ii) any investment fund, investment account or other entity whose investment manager, investment advisor or general partner, or any principal thereof, is such Other Shareholder or any Affiliate or principal of such Other Shareholder.

         Beneficial Ownership shall have the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act and the term "Beneficially Owned" shall have a correlative meaning.

         Certificate shall mean the Restated Certificate of Incorporation of the Company, as in effect on the consummation of the reorganization contemplated by the Plan of Reorganization.

         Common Stock shall mean collectively the Series A Common
     Stock and the Series B Common Stock.

         Company shall mean Telemundo Group, Inc., a Delaware corporation.

         HP Nominee shall mean Roland A. Hernandez or, if he is unable to serve as the HP Nominee, a successor nominee chosen by HP and reasonably acceptable to the Voting Committee.

         Independent Member shall initially be Alan Abramson. In the event of the death, incapacity or resignation of Alan Abramson, then Norman Brownstein shall be his successor as the Independent Member. In the event of the death, incapacity or resignation of Norman Brownstein, then TLMD and Bastion shall mutually agree upon subsequent successor(s) to the Independent Member.

         1% Retention Requirement shall have the meaning set forth in
     Section 3.

         Plan of Reorganization shall mean the Second Amended Chapter 11 Plan of Reorganization of the Company dated April 29, 1994 (Case No. 93-B-42967 (JLG) in the United States Bankruptcy Court for the Southern District of New York).

         Registration Rights Agreement shall mean that certain
     Registration Rights Agreement among the Company, Apollo Advisors, L.P. and Reliance Insurance Company contemplated by the Plan of Reorganization.

         Series A Common Stock shall mean the Series A Common Stock, par value $.01 per share, of the Company, and any stock into which such shares shall have been changed or any stock resulting from any stock split, reverse stock split, stock dividend, reclassification or similar transaction, including, without limitation, the issuance of Series A Common Stock upon conversion of Series B Common Stock.

         Series B Common Stock shall mean the Series B Common Stock, par value $.01 per share, of the Company, and any stock into which such shares shall have been changed or any stock resulting from any stock split, reverse stock split, stock dividend, reclassification or similar transaction (other than a conversion into Series A Common Stock as contemplated by Article 4 of the Certificate).

         Voting Committee shall have the meaning set forth in Section
     2.1.

         2.   Voting Committee.

              2.1. Establishment. TLMD and the Other Shareholders hereby establish a voting committee whose sole function shall be voting (and consenting or dissenting to corporate action in writing with respect to) (i) the shares of Common Stock Beneficially Owned by TLMD and (ii) the shares of Common Stock Beneficially Owned by the Other Shareholders (the "Voting Committee"). The Other Shareholders and TLMD hereby agree that such shares of Common Stock shall be voted (and consents or dissents to corporate action in writing shall be given with respect thereto) only as contemplated by this Section 2. TLMD agrees that the provisions of its organizational documents will, during the term of this Agreement, provide for the operation of the Voting Committee as set forth in this Section 2.

              2.2. Membership. The Voting Committee shall at all times consist of three members: John Hannan (appointed by TLMD), Guillermo Bron (appointed by Bastion) and the Independent Member. In the event that John Hannan is unable to serve as a member of the Voting Committee as a result of death or medical disability or otherwise, TLMD shall be entitled to appoint his successor(s). TLMD will use reasonable best efforts to cause John Hannan to continue to serve as its designee on the Voting Committee during the term of this Agreement. In the event that Guillermo Bron is unable to serve as a member of the Voting Committee as a result of death or medical disability or otherwise, Bastion shall be entitled to appoint his successor(s). Bastion will use reasonable best efforts to cause Guillermo Bron to continue to serve as its designee on the Voting Committee during the term of this Agreement. All members of the Voting Committee are, and will be, citizens of the United States.

              2.3. Action by Voting Committee. The Voting Committee shall act by a unanimous written consent signed by all the members of the Voting Committee or by majority vote of at least two members of the Voting Committee at a meeting called by any member of the Voting Committee upon two business days written notice to the other members. Such majority vote by the Voting Committee at a duly held meeting shall have the effect of constituting acceptance of such decision by all of the members of the Voting Committee. Two members of the Voting Committee shall constitute a quorum for the transaction of business at a meeting thereof. The Voting Committee shall have the power to designate one or more members of the Voting Committee to execute certificates and other documents on behalf of all of them in furtherance of their collective decisions. The Voting Committee may, from time to time, adopt and/or amend its own rules of procedure and take such other actions related to the voting of the Common Stock not inconsistent with the provisions hereof, and shall record and keep records of all its proceedings at such place as may be designated by the Voting Committee.

              2.4. Liability of Voting Committee. The members of the Voting Committee shall not be liable to TLMD, the Other Shareholders or any other person for errors of law or of any thing done or suffered or omitted in connection therewith, except for their own individual willful misconduct, bad faith or action taken or omitted to be taken in knowing violation of law. The members of the Voting Committee shall act with due diligence and shall act in compliance with applicable provisions of law. No member of the Voting Committee shall be required to give any bond or other security for the discharge of his duties.

              2.5. Election of Directors. So long as Bastion is the Beneficial Owner of at least 278,944 shares of Series B Common Stock (unless Bastion instructs the Voting Committee in writing not to take the following actions), each of TLMD, the Other Shareholders and the Voting Committee shall (a) use its reasonable best efforts to cause the Bastion Nominee to be nominated as a director of the Company (and Bastion will in such case use its reasonable best efforts to cause the Bastion Nominee to so serve) and, (b) to vote all shares of Common Stock that TLMD or the Voting Committee has the right to vote for the election of the Bastion Nominee as a director of the Company.

                   So long as Leon Black is the Beneficial Owner of at least 25,000 shares of Common Stock (unless Mr. Black instructs the Voting Committee in writing not to take the following actions), each of TLMD and the Voting Committee and the Other Shareholders shall (a) use its reasonable best efforts to cause Mr. Black (or his designee) to be nominated as a director of the Company and (b) to vote all shares of Common Stock that TLMD or the Voting Committee has the right to vote for the election of Mr. Black (or his designee) as a director of the Company.

                   So long as HP is the Beneficial Owner of at least 125,000 shares of Series B Common Stock (unless HP instructs the Voting Committee in writing not to take the following actions ) each of TLMD, the Other Shareholders and the Voting Committee shall (a) use its reasonable best efforts to cause (and, if the HP Nominee is not a director on or immediately after the consummation of the Plan of Reorganization, subject to any necessary Federal Communications Act approvals or consents, to cause as promptly as reasonably practicable and in any event (to the extent practicable) within 90 days of the consummation of the Plan of Reorganization) the HP nominee to be nominated as a director of the Company and (b) vote all shares of Common Stock that TLMD or the Voting Committee has the right to vote for the election of the HP nominee.

                   So long as TLMD is the Beneficial Owner of at least 278,944 shares of Series B Common Stock (unless TLMD instructs the Voting Committee in writing not to take the following actions), the Voting Committee and the Other Shareholders shall
     (a) use its reasonable best efforts to cause two persons specified from time to time by TLMD to be nominated as directors of the Company (and TLMD will in such case use its reasonable best efforts cause such persons to so serve) and (b) vote all shares of Common Stock that the Voting Committee has the right to vote for the election of such persons as directors of the Company.

              2.6. Proxy of TLMD and the Other Shareholders. In furtherance of the voting agreement contemplated by this Section 2, each of TLMD and each Other Shareholder hereby irrevocably appoints the Voting Committee as attorney-in-fact and proxy, during the term of this Agreement, to vote all shares of Common Stock Beneficially Owned by it, whether now owned or hereafter acquired, on all matters as to which it is entitled to vote at a meeting of the stockholders of the Company or to which it is entitled to express consent or dissent to corporate action in writing without a meeting. Each of TLMD and each Other Shareholder agrees that the Voting Committee may, in TLMD's and each Other Shareholder's name and stead, as the case may be, (i) attend any annual or special meeting of the stockholders of the Company and vote all shares of Common Stock Beneficially Owned by it at any such annual or special meeting, and (ii) execute with respect to all shares of Common Stock Beneficially Owned by it any written consent to, or dissent from, corporate action respecting any matter to which stockholders of the Company are entitled to express such consent or dissent without a meeting. Each of TLMD and each Other Shareholder agrees that this grant of proxy is irrevocable during the term of this Agreement and is coupled with an interest. Each of TLMD and each Other Shareholder further agrees to execute (and, if TLMD or such Other Shareholder, as the case may be, is not the record owner of shares Beneficially Owned by it, to use best reasonable efforts to cause the record owner to execute) all additional writings, consents and authorizations as may be reasonably requested by the Voting Committee to evidence the powers granted to the Voting Committee or to exercise those powers (including any subsequent proxies).

              2.7. Termination of Proxy. The proxy granted by each Other Shareholder in Section 2.6 shall cease to apply to any shares of Common Stock which cease, as a result of transactions permitted pursuant to Section 3, to be Beneficially Owned by such Other Shareholder or any Other Shareholder's Permitted Transferees. The proxy granted by TLMD in Section 2.6 shall cease to apply to any shares of Common Stock which cease, as a result of transactions permitted pursuant to Section 3, to be Beneficially Owned by TLMD or Apollo Permitted Transferees.

              2.8. Application of Section.  The provisions of this
     Section 2 shall apply to all shares of Common Stock transferred by each Other Shareholder (or its Permitted Transferees) to its Permitted Transferees and to all shares of Common Stock transferred by TLMD (or Apollo Permitted Transferees) to Apollo Permitted Transferees as contemplated by Section 3.

         3. Restrictions on Resales. Subject to Section 4, TLMD may freely sell or transfer (subject to compliance with applicable law) any and all shares of Common Stock Beneficially Owned by it from time to time; provided, that if transferred to an Apollo Permitted Transferee, such shares shall continue to be subject to the provisions of this Agreement applicable to voting and transfer, and TLMD agrees to be responsible for any breach by an Apollo Permitted Transferee of such provisions. Each Other Shareholder may freely sell or transfer any and all shares of Common Stock Beneficially Owned by it; provided, however, that each of Bastion and its Permitted Transferees, as a group, and HP and its Permitted Transferees, as a group, must retain Beneficial Ownership of at least 55,789 shares of Series B Common Stock (the "1% Retention Requirement") until termination of this Agreement in accordance with the terms hereof, unless TLMD shall consent (in its sole discretion) to such sale or transfer; provided, however, that the 1% Retention Requirement shall not apply, and HP and Bastion shall be free to sell any and all shares of Common Stock, during the 365 day period commencing on the consummation date of the Plan of Reorganization. Notwithstanding the foregoing, Bastion or HP (or their respective Permitted Transferees) may transfer any number of shares of Series B Common Stock to a Permitted Transferee so long as such Permitted Transferee agrees to be bound by the provisions of this Agreement applicable to voting and transfer of Common Stock applicable to it. Each of Bastion and HP hereby agrees to be responsible for any breach by its Permitted Transferees of this Agreement. Without in any way terminating or modifying the obligations set forth above, in the event of a conversion of Series B Common Stock to Series A Common Stock, such that Bastion and its Permitted Transferees, as a group, or HP and its Permitted Transferees, as a group, no longer Beneficially Own sufficient Series B Common Stock to satisfy its 1% Retention Requirement, the 1% Retention Requirement shall apply to such Series B Common Stock as is still Beneficially Owned by such persons, plus an amount of Series A Common Stock, which if it were assumed to be Series B Common Stock, would satisfy the 1% Retention Requirement.

         4.   Tag Along Rights of Other Shareholders.

              4.1. General. (a) Subject to Sections 4.2 and 4.3, TLMD hereby agrees that in the event that TLMD or any Apollo Permitted Transferee (which, for purposes of this Section 4, does not include Black in respect of the shares of Common Stock owned by him and subject to this Agreement (other than any such shares of Common Stock acquired in a chain of transactions from TLMD)) proposes to sell any shares of Common Stock of the Company then Beneficially Owned by it in a single transaction or a series of related transactions to any person that is not an Apollo Permitted Transferee (a "Subject Sale"), then TLMD will notify each Other Shareholder in writing at least ten business days in advance of such proposed sale (specifying the number of shares to be sold, the sales price, the proposed purchaser and other material terms of sale) and will permit each Other Shareholder and its Permitted Transferees (at its option) to participate in such sale on substantially the same terms as generally offered to TLMD or the Apollo Permitted Transferees and to sell the number of shares of Common Stock each Other Shareholder and its Permitted Transferees desire to sell together with the number of shares of Common Stock which TLMD and the Apollo Permitted Transferees desire to sell (subject to the limitations set forth in the remainder of this Section 4). No such sale by Bastion or HP (or their respective transferees), as the case may be, shall be made if, as a result of and after consummating such sale, the 1% Retention Requirement for Bastion or HP, as the case may be, would not be satisfied.

                   (b) Each Other Shareholder, and its Permitted Transferees, in the aggregate, shall be entitled to sell, from shares of Common Stock Beneficially Owned by them immediately prior to such sale, an aggregate maximum number of shares which, when divided by the lesser of (x) the number of shares of Common Stock owned by such Other Shareholder as a result of the consummation of the Plan of Reorganization (including for these purposes, but only with respect to Bastion, an additional 195,000 shares of Common Stock) reduced by the number of shares of Common Stock previously sold by such Other Shareholder and its Permitted Transferees pursuant to the provisions of this Section 4 and (y) the total number of shares of Common Stock Beneficially Owned by them immediately prior to such sale, shall equal the "TLMD Selling Percentage".

                        The "TLMD Selling Percentage" equals (x) the number of shares of Common Stock proposed to be sold by TLMD and the Apollo Permitted Transferees divided by (y) the lesser of (A) the number of shares of Common Stock to be owned by TLMD or Apollo Permitted Transferees as a result of consummation of the Plan of Reorganization reduced by the number of shares of Common Stock previously sold by TLMD and the Apollo Permitted Transferees pursuant to Subject Sales and (B) the number of shares of Common Stock Beneficially Owned by TLMD and the Apollo Permitted Transferees immediately prior to such sale.

                        In the event that the inclusion of the shares proposed to be sold by the Other Shareholders and their Permitted Transferees results in a greater number of shares than can be sold in such transaction or series of transactions, TLMD and the Apollo Permitted Transferees and the Other Shareholder and their Permitted Transferees will reduce the number of shares they propose to sell, as needed, so that the number of shares to be sold conform to the determinations set forth in clauses (a) and
     (b).

                   (c) Within five business days after receipt of the notice from TLMD, each Other Shareholder shall notify TLMD in writing of the number of shares of Series B Common Stock which it and its Permitted Transferees desire to sell (if any) and will provide TLMD with such other information, and will take such actions, as TLMD shall reasonably request. In connection with each such sale, each Other Shareholder and TLMD will take such actions as the other party reasonably requests (provided, that TLMD shall have no obligation to cause the terms of any proposed sale to be modified at the request of any Other Shareholder), and neither TLMD nor any Apollo Permitted Transferee will consummate any such sale if the proposed purchaser shall fail to purchase the shares of each Other Shareholder or its Permitted Transferees which are required to be purchased pursuant to the terms hereof.

              4.2. Rule 144 Sales.  Notwithstanding the provisions of
     Section 4.1, in the event that TLMD or an Apollo Permitted Transferee proposes to sell any shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, such entity shall not be required to permit an Other Shareholder or its Permitted Transferee to participate in such sale.

              4.3. Registered Offerings. Notwithstanding the provisions of Section 4.1, in the event that the proposed sale by TLMD or an Apollo Permitted Transferee involves registering Common Stock under the Securities Act of 1933 pursuant to the terms of the Registration Rights Agreement, TLMD and any Apollo Permitted Transferee shall not be required to permit any Other Shareholder or its Permitted Transferees to participate in such sale; provided, however, that TLMD shall use its reasonable best efforts to include, and to cause the Company to include, such number of shares of Common Stock as any Other Shareholder or its Permitted Transferees would be otherwise entitled to include pursuant to Section 4.1, if requested by such Other Shareholder, and TLMD shall use its reasonable best efforts to cause such participation to be made on substantially the same terms as are applicable to TLMD and any Apollo Permitted Transferee. Any Other Shareholder (or its Permitted Transferee) participating in such sale shall take such actions as TLMD and the Company shall reasonably request with respect to any such registration.

              4.4. Termination of Tag Along Rights. The right of the Other Shareholders under this Section 4 to participate in any such sale of Common Stock shall terminate if TLMD and the Apollo Permitted Transferees, as a group, cease to own of record at least 557,887 shares of Common Stock.

         5. Termination of Agreement. This Agreement, including the right of Guillermo Bron and his successor(s) to serve as a member of the Voting Committee and the proxies granted hereunder, shall terminate on the earlier of (i) the date when no shares of Series B Common Stock are outstanding and (ii) the date when TLMD and the Apollo Permitted Transferees cease to own shares of Series B Common Stock representing at least 245,003 shares of Series B Common Stock; provided, that the provisions of Section 4 shall continue until the earlier of (i) seven years from the Consummation Date and (ii) the date of termination contemplated by Section 4.4. This Agreement (other than the provisions of Section 4, which shall continue until terminated in accordance with Section 4.4 or the preceding sentence of this Section 5) may also be terminated as of the date specified by TLMD in a written notice delivered to each of the Other Shareholders (which notice may be withdrawn prior to the time of termination of this Agreement specified in such notice); provided, that any requisite regulatory approvals required to permit termination of the Agreement as contemplated hereby shall have been received or such termination is conditioned upon receipt of any such required approvals.

         6. Legend on Certificates. Each certificate representing shares of Common Stock subject to this Agreement shall have conspicuously stamped, printed, or typed on the back thereof the following legend:

         THE VOTING AND TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SHAREHOLDERS
         AGREEMENT. A COPY OF THE SHAREHOLDERS AGREEMENT IS ON FILE AT THE OFFICES OF TLMD PARTNERS II, [ADDRESS].

    Such certificate shall be endorsed on the front thereof as follows:

         "See restrictions on reverse side of this Certificate."

         7. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, by receipted overnight courier, or by facsimile transmission to the telecopy number below:

              To:            TLMD Partners II, L.L.C.
                             c/o The Corporation Trust Company
                             The Corporation Trust Center
                             1209 Orange Street
                             Wilmington, Delaware  19801
                             Telecopy Number:  (302) 658-2919

         With a copy to:     Patrick J. Dooley, Esq.
                             Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                             65 East 55th Street
                                  33rd Floor
                             New York, New York 10022
                             Telecopy Number:  (212) 872-1002

              To:            Bastion Capital Fund, L.P.
                             1999 Avenue of the Stars
                             Suite 2800
                             Los Angeles, CA  90067
                             Attention:  Guillermo Bron
                             Telecopy Number:  (310) 277-7582

         With a copy to:     Michael A. Woronoff, Esq.
                             Skadden, Arps, Slate, Meagher & Flom
                             300 South Grand Avenue
                             Los Angeles, California  90071
                             Telecopier:  (213) 687-5600

              To:            The remaining Other Shareholders:
                             to such address as they may specify from time to time in writing.

         8. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all the parties hereto and their respective heirs, legatees, legal representatives, successors and permitted assigns.

         9. Representations. TLMD and each Other Shareholder represents, as to itself, (i) that this Agreement has been duly and validly authorized, executed and delivered by it and is valid and binding and enforceable against it in accordance with its terms and (ii) assuming the delivery of Common Stock to each Other Shareholder as contemplated by the purchase agreements between TLMD or its Affiliates and such Other Shareholder, it is or will be (as a result of the consummation of the Plan of Reorganization) the Beneficial Owner of the number of shares of Common Stock set forth in the Recitals as being owned by it.

         10. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

         11. Governing Law. This Agreement and all of the rights and duties of the parties arising from or relating in any way to the subject matter of this Agreement shall be governed, enforced and construed in accordance with the laws of the State of Delaware applicable to contracts entered into and performed completely within the State of Delaware.

         12. Severability. In the event any of the provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions, or portions thereof, shall not be affected thereby. Any provisions so held unenforceable or invalid shall be reformed by such court to reflect the construction most nearly approximating the intent of such provision which shall be valid and enforceable, and the parties hereto hereby agree to such provision as reformed.

         13. Construction. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders and the singular shall include the plural and vice versa.

         14. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof.

         15. Amendment. This Agreement may be amended only by the written consent of all the parties to this Agreement.

         16. Certain Adjustments. All references to a number of shares of Series B Common Stock set forth in this Agreement shall be adjusted proportionately to reflect any stock split, reverse stock split, stock dividend or similar transaction (which shall not include a conversion into Series A Common Stock as contemplated by Article 4 of the Certificate) that increases or decreases the total number of outstanding shares of Series B Common Stock.

         17. Specific Performance. The parties hereto acknowledge that money damages may be an inadequate remedy for breach of this Agreement. Therefore, the parties agree that either party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction, to obtain specific performance of this Agreement and injunctive relief against any breach hereof, in either case without the posting of any bond or other security.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                  TLMD PARTNERS II, L.L.C.
                                  By: AIF II, L.P., its Manager
                                      By: Apollo Advisors, L.P.,
                                          its Managing General Partner
                                          By: Apollo Capital
                                              Management, Inc.,
                                              its General Partner

                                  By:________________________
                                     Name:
                                    Title:

                                  BASTION CAPITAL FUND, L.P.
                                  By: Bastion Partners
                                      its general partner
                                      By: Bron Corp.
                                          its general partner

                                          By:
                                              Guillermo Bron
                                              President

                                  HERNANDEZ PARTNERS

                                  By:
                                      Roland Hernandez
                                      General Partner


                                  Leon Black


                        THE VALUE REALIZATION FUND, L.P.

                             By:  Canpartners Investments III, L.P.,
                                    its General Partner
                             By:  Canyon Capital Management, L.P.,
                                    its General Partner
                             By:  Canpartners Incorporated,
                                    its General Partner

                             By:
                             Title:

                        GRS PARTNERS II

                             By:
                                  Paul Meister, Vice President of
                                  Grosvenor Capital Management, Inc.
                                  general partner of Grosvenor Capital
                                  Management, L.P.,
                                  Administrator of GRS Partners II


     ______________________________________________________________________


                                                             EXHIBIT 4

                                   December 30, 1994

     TO:  Bastion Capital Fund, L.P.

                  The undersigned, Telemundo Group, Inc. (the
     "Company"), hereby confirms that it agrees to nominate (or to use its reasonable best efforts to cause the nominating committee of the Board of Directors of the Company to nominate), in accordance with applicable proxy rules, Guillermo Bron (or, if he is unable to serve as a result of death, disability or otherwise, a successor nominee chosen by you and reasonably acceptable to a voting committee identified by the undersigned to the Company, which committee shall be initially comprised of John Hannan, Guillermo Bron and Alan Abramson, or as the membership of such committee may change from time to time which will be disclosed to the Company) to the Board of Directors of the Company so long as Bastion Capital Fund, L.P. is the Beneficial Owner of at least 278,944 shares of the Company's Series B Common Stock. For purposes of this letter, "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                                   TELEMUNDO GROUP, INC.

                                   By:  /s/ Peter J. Housman II
                                        Peter J. Housman II

     Accepted and agreed as of
     the date set forth above:
     BASTION CAPITAL FUND, L.P.